UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Progenics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0013 per share

(Title of Class of Securities)

743187106

(CUSIP Number)

Stephanie P. Cooper

Altiva Management Inc.

1055b Powers Place,

Alpharetta, GA 30009

(678) 580-2769

Steve Wolosky, Esq.

Meagan Reda, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 22, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Velan Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,418,672 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,418,672 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,418,672 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(1)
14	TYPE OF REPORTING PERSON

PN

(1)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

2

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Altiva Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,418,672 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,418,672 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,418,672 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)
14	TYPE OF REPORTING PERSON

CO

(1)	Comprised of shares of Common Stock held by Velan Capital, L.P. See Item 5(b).

(2)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

3

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Balaji Venkataraman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,418,672 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,418,672 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,418,672 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Comprised of shares of Common Stock held by Velan Capital, L.P. See Item 5(b).

(2)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

4

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Virinder Nohria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States and the United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		110,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

110,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 60,000 shares of Common Stock held in Virinder Nohria 2014 Family Living Trust and 50,000 shares of Common Stock held in Virinder Nohria SEP IRA.

(2)

Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

5

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

LTE Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,885,000 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,885,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,885,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(1)
14	TYPE OF REPORTING PERSON

OO

(1)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

6

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

LTE Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,885,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,885,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,885,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(2)
14	TYPE OF REPORTING PERSON

OO

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

7

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Melkonian Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,885,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,885,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,885,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(2)
14	TYPE OF REPORTING PERSON

IA

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

8

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Ryan Melkonian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,885,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,885,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,885,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

9

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Terence Cooke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States and Ireland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.05%(1)
14	TYPE OF REPORTING PERSON

IN

(1)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

10

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Deepak Sarpangal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 743187106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein that are not defined herein have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Velan used approximately $33,658,729 (including brokerage commissions) in the aggregate to purchase the 7,418,672 Shares reported herein as beneficially owned by Velan. The funds used to acquire such Shares were working capital of Velan.

Dr. Nohria used approximately $511,762 (including brokerage commissions) in the aggregate to purchase 110,000 Shares reported herein as beneficially owned by Dr. Nohria. 60,000 of these Shares (with aggregate cost of $282,858) were acquired with funds from Virinder Nohria 2014 Family Living Trust, the beneficiaries of which are members of Dr. Nohria’s family. 50,000 of these Shares (with aggregate cost of $228,904) were acquired in Dr. Nohria’s SEP IRA with Dr. Nohria’s personal funds.

LTE used approximately $8,835,568 (including brokerage commissions) in the aggregate to purchase the 1,885,000 Shares reported herein as directly beneficially owned by LTE. The funds used to acquire such Shares were working capital of LTE.

Mr. Cooke used approximately $173,600 (including brokerage commissions) in the aggregate to purchase 40,000 Shares reported herein as beneficially owned by Mr. Cooke. The 40,000 Shares were acquired with Mr. Cooke’s personal funds.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On July 11, 2019, stockholders of the Issuer supported the Reporting Persons’ call for change by voting against the re-election of Peter Crowley and Michael Kishbauch to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”).  As required under the Issuer’s Bylaws, Messrs. Crowley and Kishbauch tendered their contingent resignations, which the Board recently announced they accepted, effective October 17, 2019.  Following the 2019 Annual Meeting, the Reporting Persons continued to engage with the Issuer with the hope of reaching a mutual resolution, including the appointment of new directors to fill the resulting vacancies to be caused by the resignations of Messrs. Crowley and Kishbauch.  Despite the Reporting Persons’ continued outreach, the Board has been unreceptive to their good faith efforts to reach a resolution.  To the extent the Reporting Persons continue to be ignored, they intend to hold this Board accountable by running a consent solicitation to reconstitute the Board.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The information set forth in Items 11 and 13 of the cover pages hereto is incorporated herein by reference. The ownership percentages set forth in Item 13 are calculated pursuant to Rule 13d-3 of the Act and are based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

As of the close of business on August 26, 2019, the Reporting Persons collectively beneficially owned an aggregate of 9,453,672 Shares, constituting approximately 10.9% of the Shares outstanding. As previously disclosed, the Reporting Persons have formed a “group” within the meaning of Section 13(d)(3) of the Act. However, the Reporting Persons expressly disclaim beneficial ownership of any securities covered by Schedule 13D other than securities indicated as being beneficially owned by such Reporting Person on the applicable cover page hereto. The Reporting Persons expressly retain sole voting and investment power in respect of the Shares that the Reporting Persons beneficially own.

12

CUSIP NO. 743187106

(b)       The information set forth in Items 7 through 10 of the cover pages hereto is incorporated herein by reference.

Velan directly beneficially owns the shares of Common Stock reported herein as being beneficially owned by it. Velan may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares. Each of Altiva, as the general partner of Velan, and Balaji Venkataraman, as the sole shareholder of Altiva, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by Velan.

LTE directly beneficially owns the shares of Common Stock reported herein as being beneficially owned by it. LTE may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares. Each of MCM, as the sole investment advisor to LTE, and LTE Management, as the sole manager of LTE, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE. Ryan Melkonian, in his capacities as (i) the sole manager and majority member of LTE Management and (ii) the Chief Investment Officer, Managing Member and majority owner of MCM, may also be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE.

(c)       Schedule A hereto sets forth all transactions with respect to Shares effected in the past sixty days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m. New York City time on August 26, 2019.

13

CUSIP NO. 743187106

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: August 26, 2019

VELAN CAPITAL, L.P.

By:	Altiva Management Inc., its general partner

By:	/s/ Stephanie P. Cooper
	Name:	Stephanie P. Cooper
	Title:	President and Secretary

ALTIVA MANAGEMENT INC.

By:	/s/ Stephanie P. Cooper
	Name:	Stephanie P. Cooper
	Title:	President and Secretary

BALAJI VENKATARAMAN

/s/ Balaji Venkataraman

VIRINDER NOHRIA

/s/ Virinder Nohria

LTE PARTNERS, LLC

By:	LTE Management, LLC, its Manager

By:	/s/ Ryan Melkonian
	Name:	Ryan Melkonian
	Title:	Member and Manager

LTE MANAGEMENT, LLC

By:	/s/ Ryan Melkonian
	Name:	Ryan Melkonian
	Title:	Member and Manager

MELKONIAN CAPITAL MANAGEMENT, LLC

By:	/s/ Ryan Melkonian
	Name:	Ryan Melkonian
	Title:	Member and Manager

RYAN MELKONIAN

/s/ Ryan Melkonian

14

CUSIP NO. 743187106

TERENCE COOKE

/s/ Terence Cooke

DEEPAK SARPANGAL

/s/ Deepak Sarpangal

15

CUSIP NO. 743187106

Schedule A – Transactions in the Shares During the Past Sixty Days

All transactions as set forth below are purchases of Shares effected in the open market, except as otherwise noted, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Velan Capital, L.P.	August 26, 2019	73,230	4.3003
Velan Capital, L.P.	August 23, 2019	130,826	4.3087
Velan Capital, L.P.	August 22, 2019	613,874	4.2982
Velan Capital, L.P.	August 21, 2019	80,000	3.9964
Velan Capital, L.P.	August 13, 2019	170,642	4.0014
Velan Capital, L.P.	August 12, 2019	125,000	4.1015
Velan Capital, L.P.	August 9, 2019	66,900	4.7042
Velan Capital, L.P.	August 7, 2019	300	4.7800
Velan Capital, L.P.	August 6, 2019	2,200	4.7680
Velan Capital, L.P.	August 5, 2019	3,500	4.7659
LTE Partners, LLC	August 12, 2019	125,000	4.2136